= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

    As filed with the Securities and Exchange Commission on February 26, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                       (AMENDMENT NO. 6 - Final Amendment)
                      ------------------------------------

                              EASTMAN KODAK COMPANY
                      (Name of Subject Company - - Issuer)

                              EASTMAN KODAK COMPANY
                       (Name of Filing Person - - Offeror)

                     ---------------------------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $2.50 PER SHARE,
   ISSUED UNDER THE EASTMAN KODAK COMPANY 1990 OMNIBUS LONG-TERM COMPENSATION
       PLAN, THE EASTMAN KODAK COMPANY 1995 OMNIBUS LONG-TERM COMPENSATION PLAN, THE KODAK STOCK OPTION PLAN, THE WAGE DIVIDEND PLAN AND THE 2000
                       OMNIBUS LONG-TERM COMPENSATION PLAN
                         (Title of Class of Securities)

                     ---------------------------------------

                                  JOYCE P. HAAG
                                    SECRETARY
                               LAURENCE L. HICKEY
                               ASSISTANT SECRETARY
                              EASTMAN KODAK COMPANY
                        ROCHESTER, NEW YORK 14650 - 0218
                             TELEPHONE: 585-724-4368
                             FACSIMILE: 585-724-9549
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                     ---------------------------------------

                                   COPIES TO:
                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/  /     Third-party tender offer subject to Rule 14d-1.
/X /      Issuer tender offer subject to Rule 13e-4.
/  /     Going-private transaction subject to Rule 13e-3.
/  /     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: / X /



         This Amendment No. 6 amends and supplements the Tender Offer Statement of Eastman Kodak Company ("Kodak") on Schedule TO, filed with the Securities and Exchange Commission on January 18, 2002) and amended by Amendment Nos. 1, 2, 3 4 and 5 (the "Tender Offer Statement"), relating to the offer by Kodak to exchange outstanding employee stock options to purchase common stock, par value $2.50 per share, issued under the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Kodak Stock Option Plan, the Wage Dividend Plan and the 2000 Omnibus Long-Term Compensation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 28, 2002, as amended.

         The Offer expired on February 22, 2002. Kodak has accepted for exchange Current Options to purchase approximately 25,728,667 shares of Common Stock.



Item 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

         The Offer under the Kodak Tender Offer Exchange Program expired at 11:59 P.M. Eastern time (U.S.) on February 22, 2002. Pursuant to the Offer, we accepted for exchange Current Options to acquire approximately 25,728,667 shares of Common Stock. On the terms and conditions set forth in the Offer, we will grant New Options on or about August 26, 2002 (the first business day at least six months and one day from the Expiration Date). The New Options will be issued with a grant, or exercise price, equal to the mean between the high and low trading price of the Kodak Comon Stock on the New York Stock Exchange on the date the New Options are granted (or as modified to comply with local laws for New Options granted outside the United States) and otherwise subject to the terms and conditions of the Offer.


Item 12. EXHIBITS.

         Item 12 to Kodak's Schedule TO is hereby amended to add the following Exhibit, which is filed with this Amendment No. 6 to Schedule TO:

         99.16 (a)(1) Notice to employees included in "You and Kodak News", a regular benefits publication to employees.

           99.17 (a)(1) Press Release, dated February 26, 2002 announcing consummation of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information in this Amendment No. 6 to Schedule TO is true, complete and correct.

                                   EASTMAN KODAK COMPANY
February 26, 2002
                                   By:  /s/ Joyce P. Haag
                                       ------------------------------
                                        Joyce P. Haag
                                        Secretary